First Investors Equity Funds

Supplemental Information (Unaudited)

Item 77C   Matters submitted to a vote of security holders

A special meeting of the shareholders of each series of the Registrant was held on November 19, 2010. Upon completion of the acquisition of First Investors Consolidated Corporation by The Independent Order of Foresters, the Registrant's advisory agreement, on behalf of each of its series, would automatically terminate. The special meeting was held to (1) approve a new investment advisory agreement between First Investors Management Company, Inc. and each series; and (2) elect six Trustees to the Board of Trustees of the Registrant. The voting results on these proposals are reported below. ("Non-Votes" are broker non-votes held in "street name" for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority. Abstentions and broker non-votes, if any, are counted as shares present at the special meeting for quorum purposes but are not voted for or against any proposal. Accordingly, abstentions and broker non-votes, if any, had the effect of a negative vote on the proposal to approve a new investment advisory agreement.) Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding procedural matters.

Proposal to approve a new advisory agreement:


Blue Chip Fund           # of Votes                 Value Fund          # of Votes
For                         9,371,403               For                 28,432,023
Against                       149,285               Against                334,057
Abstain                       512,645               Abstain              1,411,064
Non-Votes                     203,893               Non-Votes              572,059
Total Return Fund                                   Global Fund
For                        14,089,316               For                 21,435,106
Against                       155,561               Against                415,748
Abstain                       698,951               Abstain              1,199,607
Non-Votes                     201,353               Non-Votes              559,181
Growth & Income Fund                                Opportunity Fund
For                        24,852,592               For                  8,573,741
Against                       351,734               Against                152,784
Abstain                     1,274,615               Abstain                457,041
Non-Votes                     376,659               Non-Votes              156,456
International Fund                                  Select Growth Fund
For                         6,320,894               For                 16,222,160
Against                        68,445               Against                189,922
Abstain                       369,309               Abstain                939,582
Non-Votes                      43,523               Non-Votes              224,395
Special Situations Fund  # of Votes
For                         6,530,822
Against                        92,829
Abstain                       329,739
Non-Votes                      96,178


Proposal to elect six Trustees to the Board of Trustees of the Registrant:

Nominee                   Votes For   Votes Withheld
Charles R. Barton, III    139,543,959      7,820,740
Stefan L. Geiringer       139,544,637      7,820,063
Robert M. Grohol          139,539,154      7,825,545
Arthur M. Scutro, Jr.     139,526,891      7,837,809
Mark R. Ward              139,515,536      7,849,163
Christopher H. Pinkerton  139,426,120      7,938,579